UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-42183

QMMM Holdings Ltd.

(Translation of registrant’s name into English)

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 18, 2024, QMMM Holdings Ltd., a Cayman Islands exempted corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with WallachBeth Capital, LLC, as representative of the underwriters named therein (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment underwritten public offering (the “Offering”) an aggregate of 2,150,000 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $4 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 322,500 ordinary shares to cover over-allotments, if any. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-274887), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on July 1, 2024.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On July 22, 2024, the Company closed its initial public offering of 2,150,000 of the Company’s Ordinary Shares. Under the terms of the Underwriting Agreement, the Company sold a total of 2,150,000 ordinary shares at an offering price of $4.00 per share for gross proceeds of $8.6 million. The ordinary shares sold consisted of 2,150,000 ordinary shares of the Company pursuant to the Underwriter’ firm commitment with no over-allotment exercised by the Underwriter. A final prospectus relating to this Offering was filed with the Commission on July 22, 2024.

On July 18, 2024, the Company released a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering. On July 22, 2024, the Company released a press release announcing the closing of the Offering furnished herewith as Exhibit 99.2.

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EXHIBIT INDEX

Number	Description of Exhibit
1.1	Underwriting Agreement by and between QMMM Holdings Ltd. and WallachBeth Capital, LLC dated July 18, 2024
99.1	Pricing Press Release dated July 18, 2024
99.2	Closing Press Release dated July 22, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2024

QMMM Holdings Ltd.

By:	/s/ Bun Kwai
Name:	Bun Kwai
Title:	Chief Executive Officer

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